EXHIBIT 99.1

Neptune Responds to Enzymotec's Continuous Attempts to Shift Focus From ITC Investigation

LAVAL, Quebec, April 21, 2014 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (Nasdaq:NEPT) (TSX:NTB), announced today that the United States Patent and Trademark Office ("USPTO") recently issued a Right of Appeal Notice in an inter partes reexamination of Neptune's U.S. Patent No. 8,030,348 ("the '348 Patent"). Despite the USPTO's decision, the '348 Patent is still valid as Neptune has the right to appeal, which it intends to do.

Enzymotec Ltd. ("Enzymotec"), in yet another clear attempt to shift focus from the on-going International Trade Commission ("ITC") investigation of its infringement of other Neptune patents, issued a press release addressing the '348 Patent decision. However, Enzymotec failed to highlight that the decision has no impact on the ITC investigation into infringement of Neptune's other composition of matter patents, as well as related federal court actions initiated by Neptune against Enzymotec and its distributors. Furthermore, the decision has no impact on Neptune's license agreements with Rimfrost and Aker BioMarine.

The ITC operates independently of the USPTO and, in any event, the '348 Patent is not included as part of the ITC's investigation, which is focused on Neptune's composition of matter patents numbered US 8,278,351 and US 8,383,675. The suggestion that a rejection of a parent patent will lead to the same for continuation patents, which have different claims, is plainly untrue. All of Neptune's other patents remain valid and enforceable. In addition, and despite all the re-examinations and reviews filed by our competitors, the USPTO continues to grant patents to Neptune.

Neptune remains confident in its legal strategy and will continue to actively defend its intellectual property. The Corporation will continue to pursue Enzymotec before the ITC, with the ITC hearing (trial) scheduled to commence on April 28, 2014. A decision will be rendered by the Administrative Law Judge ("ALJ") within a few months afterwards. Should the ITC rule in favour of Neptune and Acasti, then Enzymotec, would be banned from importing infringing products in the USA.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in bulk oil or capsule form and serve as a dietary supplement to consumers. Neptune's head office is located at 545 Promenade du Centropolis, Suite 100, Laval, Quebec.

Neptune respectively holds approximately 49% of the participating and voting rights of Acasti and 96% of the voting rights of NeuroBioPharm. Through these subsidiaries, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti and NeuroBioPharm respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

Forward-Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune and NeuroBio's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Except as required by law, Neptune and NeuroBio disclaim any intention or obligation to update or revise any forward-looking statements.

"Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release."

CONTACT: Neptune Contacts:
         Andre Godin
         Chief Financial Officer
         +1.450.687.2262
         a.godin@neptunebiotech.com
         neptunebiotech.com

         John Ripplinger
         Investor Relations
         +1.450.687.2262
         j.ripplinger@neptunebiotech.com
         neptunebiotech.com